Towngas
The Hong Kong and China Gas Company Limited

RECEIVED
2005 SEP 23 A 10:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

13 September 2005

Our ref: CS/GL/L/05-23

SUPPL

Securities & Exchange Commission
Office of the International Corporate Finance
Room 3094 Stop 3-6
450 Fifth Stre[redacted]
Washington I
U.S.A.

05011422

BY REGISTERED MAIL

Dear Sirs

File No. 82-1543
The Hong Kong and China Gas Company Limited

We have pleasure in submitting to you the following for filing pursuant to Rule 12g3-2(b) of Securities Act of 1934:-

1. A copy of the newspaper advertisement on 6 September 2005 in respect of "Joint Announcement – Delay in Despatch of Scheme Document";
2. Press Release issued on 7 September 2005;
3. A copy of the newspaper advertisement on 8 September 2005 in respect of "Preliminary Announcement of 2005 Interim Results" and "Notice to Shareholders – 2005 Interim Dividend of HK 12 cents Per Share".

Thank you for your attention.

PROCESSED
SEP 23 2005
THOMSON FINANCIAL

Yours faithfully

Chan Wai Keung
Head – Company Secretarial Department

WKC/pl

Encl

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

South China Morning Post 6 September 2005

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0097)

The Hong Kong and China Gas Company Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0003)

hendersoncyber

Henderson Cyber Limited
恒基數碼科技有限公司*
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 8023)

JOINT ANNOUNCEMENT
DELAY IN DESPATCH OF SCHEME DOCUMENT

Joint Financial Advisers to the Offeror Group

HSBC CLSA

The despatch of the Scheme Document will be delayed and it will be sent to Shareholders on or before Thursday, 6 October 2005.

A detailed timetable for the Proposal will be set out in the Scheme Document and in the announcement upon despatch of the Scheme Document.

Shareholders of HCL and/or potential investors should be aware that the Proposal is subject to the satisfaction or waiver of the conditions set out in the Announcement and therefore may or may not become effective. Shareholders of HCL and/or potential investors are advised to exercise extreme caution when dealing in the Shares.

Introduction

Reference is made to the joint announcement dated 16 August 2005 (the "Announcement") by Henderson Cyber Limited ("HCL"), Henderson Investment Limited ("HIL"), The Hong Kong and China Gas Company Limited ("HKCG") and Henderson Land Development Company Limited in which it was announced that the Proposal would be put forward to the Scheme Shareholders regarding a proposed privatisation of HCL by way of a scheme of arrangement under Section 86 of the Companies Law, Cap.22 (Law 3 of 1961), as consolidated and revised of the Cayman Islands involving the cancellation of all the Scheme Shares. Terms defined in the Announcement have the same meaning when used in this announcement unless otherwise defined herein.

Despatch of the Scheme Document

Under Rule 8.2 of the Takeovers Code, unless the Executive's consent is obtained, the scheme document in relation to the Proposal (the "Scheme Document") should be sent to Shareholders within 21 days of the date of the Announcement, which in this case would be on or before Tuesday, 6 September 2005.

Due to additional time required to accommodate the Grand Court of the Cayman Islands' timetable in relation to the convening of the Court Meeting and the availability of the final results of the HCL Group for the financial year ended 30 June 2005 which are expected to be announced and published on the GEM website on 16 September 2005, consent was sought for and the Executive has granted an extension of time for the despatch of the Scheme Document. The Scheme Document will now be sent to Shareholders on or before Thursday, 6 October 2005. A detailed timetable for the Proposal will be set out in the Scheme Document and in the announcement upon despatch of the Scheme Document.

Shareholders of HCL and/or potential investors should be aware that the Proposal is subject to the satisfaction or waiver of the conditions set out in the Announcement and therefore may or may not become effective. Shareholders of HCL and/or potential investors are advised to exercise extreme caution when dealing in the Shares.

By Order of the Board of
Henderson Investment Limited
Timon LIU Cheung Yuen
Company Secretary

By Order of the Board of
The Hong Kong and
China Gas Company Limited
Ronald CHAN Tat Hung
Executive Director and
Company Secretary

By Order of the Board of
Henderson Cyber Limited
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 5 September 2005

As at the date of this announcement, the board of directors of HIL comprises: (1) executive directors: Dr. Lee Shau Kee (Chairman), Mr. Lee Ka Kit, Mr. Colin Lam Ko Yin, Mr. Lee Ka Shing, Mr. Lee Tat Man, Mr. Lee King Yue, Mr. Eddie Lau Yum Chuen, Mr. Li Ning, Mr. Patrick Kwok Ping Ho, Mr. Ho Wing Fun, Mr. Lau Chi Keung, Mr. Augustine Wong Ho Ming, Mr. Suen Kwok Lam and Mr. Sit Pak Wing; (2) non-executive directors: Sir Po-shing Woo, Mr. Philip Yuen Pak Yiu, Mr. Leung Hay Man and Mr. Jackson Woo Ka Biu (as alternate to Sir Po-shing Woo); and (3) independent non-executive directors: Mr. Gordon Kwong Che Keung, Professor Ko Ping Keung and Mr. Wu King Cheong.

The directors of HIL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HCL Group and the HKCG Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HCL Group and the HKCG Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HCL Group and the HKCG Group) misleading.

As at the date of this announcement, the board of directors of HKCG comprises: (1) executive directors: Mr. Ronald Chan Tat Hung, Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi; (2) non-executive directors: Dr. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing; and (3) independent non-executive directors: Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. Sir David Li Kwok Po.

The directors of HKCG jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HCL Group and the HIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HCL Group and the HIL Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HCL Group and the HIL Group) misleading.

As at the date of this announcement, the board of directors of HCL comprises: (1) executive directors: Dr. Lee Shau Kee (Chairman), Mr. Alfred Chan Wing Kin, Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit, Mr. Lee Ka Shing, Mr. John Yip Ying Chee and Mr. Douglas H. Moore; (2) non-executive director: Mr. Jackson Woo Ka Biu; and (3) independent non-executive directors: Dr. The Hon. Sir David Li Kwok Po, Professor Ko Ping Keung and Mr. Leung Yuk Kwong.

This announcement, for which the directors of HCL collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to HCL. The directors of HCL, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement (other than information in relation to the HIL Group, apart from the HCL Group, and the HKCG Group) is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement (other than information in relation to the HIL Group, apart from the HCL Group, and the HKCG Group) have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on GEM website on the "Latest Company Announcements" page for a minimum period of 7 days from the date of publication.

* *For identification purpose only.*

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0097)

The Hong Kong and China Gas Company Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0003)

hendersoncyber

Henderson Cyber Limited
恒基數碼科技有限公司*

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 8023)

JOINT ANNOUNCEMENT
DELAY IN DESPATCH OF SCHEME DOCUMENT

Joint Financial Advisers to the Offeror Group

HSBC

CLSA ASIA-PACIFIC MARKETS

The despatch of the Scheme Document will be delayed and it will be sent to Shareholders on or before Thursday, 6 October 2005.

A detailed timetable for the Proposal will be set out in the Scheme Document and in the announcement upon despatch of the Scheme Document.

Shareholders of HCL and/or potential investors should be aware that the Proposal is subject to the satisfaction or waiver of the conditions set out in the Announcement and therefore may or may not become effective. Shareholders of HCL and/or potential investors are advised to exercise extreme caution when dealing in the Shares.

Introduction

Reference is made to the joint announcement dated 16 August 2005 (the "**Announcement**") by Henderson Cyber Limited ("**HCL**"), Henderson Investment Limited ("**HIL**"), The Hong Kong and China Gas Company Limited ("**HKCG**") and Henderson Land Development Company Limited in which it was announced that the Proposal would be put forward to the Scheme Shareholders regarding a proposed privatisation of HCL by way of a scheme of arrangement under Section 86 of the Companies Law, Cap.22 (Law 3 of 1961), as consolidated and revised of the Cayman Islands involving the cancellation of all the Scheme Shares. Terms defined in the Announcement have the same meaning when used in this announcement unless otherwise defined herein.

Despatch of the Scheme Document

Under Rule 8.2 of the Takeovers Code, unless the Executive's consent is obtained, the scheme document in relation to the Proposal (the "**Scheme Document**") should be sent to Shareholders within 21 days of the date of the Announcement, which in this case would be on or before Tuesday, 6 September 2005.

Due to additional time required to accommodate the Grand Court of the Cayman Islands' timetable in relation to the convening of the Court Meeting and the availability of the final results of the HCL Group for the financial year ended 30 June 2005 which are expected to be announced and published on the GEM website on 16 September 2005, consent was sought for and the Executive has granted an extension of time for the despatch of the Scheme Document. The Scheme Document will now be sent to Shareholders on or before Thursday, 6 October 2005. A detailed timetable for the Proposal will be set out in the Scheme Document and in the announcement upon despatch of the Scheme Document.

Shareholders of HCL and/or potential investors should be aware that the Proposal is subject to the satisfaction or waiver of the conditions set out in the Announcement and therefore may or may not become effective. Shareholders of HCL and/or potential investors are advised to exercise extreme caution when dealing in the Shares.

By Order of the Board of
Henderson Investment Limited
Timon LIU Cheung Yuen
Company Secretary

By Order of the Board of
The Hong Kong and China Gas Company Limited
Ronald CHAN Tat Hung
Executive Director and Company Secretary

By Order of the Board of
Henderson Cyber Limited
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 5 September 2005

As at the date of this announcement, the board of directors of HIL comprises: (1) executive directors: Dr. Lee Shau Kee (Chairman), Mr. Lee Ka Kit, Mr. Colin Lam Ko Yin, Mr. Lee Ka Shing, Mr. Lee Tat Man, Mr. Lee King Yue, Mr. Eddie Lau Yum Chuen, Mr. Li Ning, Mr. Patrick Kwok Ping Ho, Mr. Ho Wing Fun, Mr. Lau Chi Keung, Mr. Augustine Wong Ho Ming, Mr. Suen Kwok Lam and Mr. Sit Pak Wing; (2) non-executive directors: Sir Po-shing Woo, Mr. Philip Yuen Pak Yiu, Mr. Leung Hay Man and Mr. Jackson Woo Ka Biu (as alternate to Sir Po-shing Woo); and (3) independent non-executive directors: Mr. Gordon Kwong Che Keung, Professor Ko Ping Keung and Mr. Wu King Cheong.

The directors of HIL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HCL Group and the HKCG Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HCL Group and the HKCG Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HCL Group and the HKCG Group) misleading.

As at the date of this announcement, the board of directors of HKCG comprises: (1) executive directors: Mr. Ronald Chan Tat Hung, Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi; (2) non-executive directors: Dr. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing; and (3) independent non-executive directors: Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. Sir David Li Kwok Po.

The directors of HKCG jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HCL Group and the HIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HCL Group and the HIL Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HCL Group and the HIL Group) misleading.

As at the date of this announcement, the board of directors of HCL comprises: (1) executive directors: Dr. Lee Shau Kee (Chairman), Mr. Alfred Chan Wing Kin, Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit, Mr. Lee Ka Shing, Mr. John Yip Ying Chee and Mr. Douglas H. Moore; (2) non-executive director: Mr. Jackson Woo Ka Biu; and (3) independent non-executive directors: Dr. The Hon. Sir David Li Kwok Po, Professor Ko Ping Keung and Mr. Leung Yuk Kwong.

This announcement, for which the directors of HCL collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to HCL. The directors of HCL, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement (other than information in relation to the HIL Group, apart from the HCL Group, and the HKCG Group) is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement (other than information in relation to the HIL Group, apart from the HCL Group, and the HKCG Group) have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on GEM website on the "Latest Company Announcements" page for a minimum period of 7 days from the date of publication.

* *For identification purpose only.*

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 193

Towngas
The Hong Kong and China Gas Company Limited

Press Release

FOR IMMEDIATE RELEASE

Towngas' 2005 Interim Profit HK$3,125.2 Million

* * *

INTERIM DIVIDEND AMOUNTS TO 12 CENTS PER SHARE

HALF-YEARLY RESULTS

(HONG KONG, SEPTEMBER 7, 2005) -- The Hong Kong and China Gas Company Limited ("Towngas") today announced its unaudited interim results for the six months ended June 30, 2005. The profit attributable to shareholders of the Group amounted to HK$3,125.2 million including profit after taxation arising from the gas business of HK$1,765 million, an increase of 0.6 per cent as compared with the corresponding period in 2004. Profits from sale of properties and revaluation surplus of investment properties amounted to HK$1,360 million. Turnover of the Group was HK$4,837.2 million during the period under review.

Profit attributable to shareholders of the Group for the six months ended June 30, 2005 included approximately HK$1,035 million which represented the Group's share of profits arising from the sale of a portion of the units of the Grand Promenade and the King's Park Hill property development projects; and HK$325.5 million which represented the Group's share of revaluation surplus of investment properties, the International Finance Centre, as compared to a revaluation surplus of HK$204.6 million for the same period last year. After adjusting for the number of shares repurchased and excluding profits from the sale of properties and revaluation surplus of the investment properties, earnings per share for the six months ended June 30, 2005 amounted to HK 31.6 cents compared to HK 31.1 cents for same period last year.

The Directors of Towngas have declared an interim dividend of HK12 cents per share payable to shareholders whose names are on the register of shareholders on October 7, 2005. The register of shareholders will be closed on Thursday, October 6, 2005 and Friday, October 7, 2005, during which period no share transfers will be effected. Dividend warrants will be posted to shareholders on Monday, October 24, 2005.

GAS BUSINESS IN HONG KONG

Compared with the same period last year, total gas sales volume in Hong Kong for the six months ended June 30, 2005 rose by 0.6 per cent; residential gas sales volume increased by 2.0 per cent whereas commercial and industrial gas sales volume decreased by 1.5 per cent. As at June 30, 2005, the number of customers was 1,574,513, an increase of 35,762 from the end of June last year.

BUSINESS DEVELOPMENT IN MAINLAND CHINA

The Group's business developments on the mainland are making good progress. Taking the development of natural gas as a long-term strategic priority, the Group continues to expand its city piped gas and other energy-related businesses.

The mainland's demand for energy consumption is substantial due to strong economic growth. The government's focus on increasing the proportion of clean fuel within the country's energy consumption mix has resulted in natural gas emerging as a premier resource of choice. In the last few years, the mainland has massively developed its natural gas fields and increased the laying of gas pipelines. Since the fourth quarter of 2003, the West-to-East gas pipeline project has been supplying natural gas to eastern China. In late 2004, the Sichuan-to-Wuhan gas pipeline project was completed. There is now an ample supply of natural gas to surrounding areas of these pipelines which has facilitated the rapid growth of gas consumption markets, especially beneficial to the Group's development of gas projects on the mainland.

The Group now has city piped gas joint venture projects in 30 mainland cities across Guangdong, eastern China, Shandong, central China, northern China and northeastern China. The Group is also exploring opportunities to invest in other energy-related businesses such as construction and operation of midstream natural gas distribution networks. Both midstream and downstream gas projects will help to strategically consolidate the Group's business in the clean fuel market. Following the successful conclusion of a midstream natural gas project in Anhui Province, the Group joined with Shell Group in 2005 to construct, operate and manage a high pressure natural gas pipeline system in Hangzhou in Zhejiang Province. The Group is also exploring other business opportunities including development of natural gas filling stations for automobiles and regional natural gas air-conditioning systems. Natural gas has the advantage of being not only competitive in terms of price compared to coal, oil and electricity due to temporary shortages of these resources but also the benefit of being environmentally-friendly, creating good prospects for expansion of natural gas markets on the mainland. The Group's joint ventures are operating smoothly and earning praise from local governments, citizens and the media for their operational safety and quality services. Natural gas conversion by the Group's joint ventures has either been completed or is well under way in many cities along the West-to-East gas pipeline such as in Nanjing, Changzhou, Suzhou Industrial Park, Yixing and Maanshan; and also in Wuhan which offtakes gas from the Sichuan-to-Wuhan gas pipeline. The Group's brand name is extensively recognised on the mainland and has a good reputation amongst regional municipalities, the public and the gas industry.

Capitalising on its rich experience in running city piped gas utility businesses and its professional knowledge in network construction and management, the Group has diversified its strategy to now include water supply and drainage on the mainland to capture synergies between these sectors and its gas joint ventures. So far this year, the Group has successfully concluded water supply joint venture projects in Wujiang in Jiangsu Province and Wuhu in Anhui Province. These undertakings herald the Group's first venture into a public utility business other than its core gas business since its incorporation and represent a further significant milestone in the Group's development. The mainland government continues to open up its utility markets and is increasingly paying attention to the development and management of the country's water resources, thus creating favourable investment opportunities for the Group to invest in the water sector. The Group will continue to explore water projects in other mainland cities.

The Group's transformation from a local Hong Kong company to a sizeable, nation-wide corporation is advancing smoothly according to a progressive strategy.

ENVIRONMENTALLY-FRIENDLY ENERGY BUSINESSES

The Group's liquefied petroleum gas (LPG) filling station business is run by a wholly-owned subsidiary company, ECO Energy Company Limited (ECO). During the first half of 2005, ECO's

business continued to grow, despite rising LPG costs, mainly due to expansion in the number of public light buses using LPG.

ECO's landfill gas project at the North East New Territories (NENT) landfill site is progressing well. Design of a landfill gas treatment facility has already been completed and installation work will commence by the end of 2005. A 19 km pipeline to Tai Po gas production plant, now under construction and due for completion by early 2006, will carry landfill gas from NENT as a fuel to partially replace naphtha in the production process, thereby contributing to the company's commitment to protect the environment.

PROPERTY DEVELOPMENTS

The Group has a 15 per cent interest in the International Finance Centre (IFC). The shopping mall and office towers of IFC are almost fully let. The project's six-star hotel tower and service apartment tower will provide approximately 400 guestrooms and 520 serviced rental suites respectively. The hotel, to be managed by Four Seasons Hotels and Resorts, will commence operation in mid-September 2005.

The Group also has a 50 per cent interest in the Grand Promenade property development project at Sai Wan Ho. This project will provide 2,020 units, with a total floor area of approximately 1.7 million square feet. Pre-sale, which commenced in early August 2004, is progressing well and has received a good response. As at the end of June 2005, the floor area that had been sold and granted occupation permits was approximately 700,000 square feet. Once completed later this year, the whole project is expected to yield substantial returns.

The Ma Tau Kok south plant site is being developed into five residential apartment buildings. This project, which has been named the Grand Waterfront, will provide approximately 1,800 units, with a residential floor area of approximately 1.2 million square feet. Total floor area will exceed 1.35 million square feet, including the commercial area. Construction of the superstructure and interior fitting out are now in progress. The project is due for completion by the end of 2006.

BUSINESS OUTLOOK FOR 2005

The Company has not increased its basic gas tariff for the past seven years. Nevertheless the Board of Directors will make every effort to maintain its current business performance throughout the year.

- end -

Encl.: Interim results for the first half of 2005 with comparative figures for 2004

September 7, 2005

Issued by A-World Consulting Ltd. on behalf of The Hong Kong and China Gas Co. Ltd.

For press enquiries, please contact:-
Madam Wong Sau Ying/Mr. John Ho
The Hong Kong and China Gas Co. Ltd.
Tel: 2963 3488
Fax: 2516 7368

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

2005 INTERIM RESULTS ANNOUNCEMENT

CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)

	Note	Six months ended 30th June 2005 HK$ M	Restated 2004 HK$ M
Turnover	1	**4,837.2**	4,266.9
Operating Profit before Returns on Investments	2	**1,968.0**	1,981.8
Investment Income		**140.3**	129.3
Interest Expense		**(24.6)**	(2.9)
Share of Profits less Losses of Associated Companies		**408.5**	244.5
Share of Profits less Losses of Jointly Controlled Entities		**1,020.4**	4.6
Profit before Taxation		**3,512.6**	2,357.3
Taxation	3	**(379.9)**	(360.2)
Profit for the period		**3,132.7**	1,997.1
Attributable to:			
Shareholders of the Company		**3,125.2**	1,985.9
Minority Interests		**7.5**	11.2
		3,132.7	1,997.1
Dividends - Interim Proposed	4	**669.5**	677.2
Earnings per Share, HK cents	5	**55.9**	35.2

NOTES TO THE INTERIM ACCOUNTS (UNAUDITED)

1. Turnover and Segment Information

The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong. Turnover comprises the following:

	Six months ended 30th June	
	2005	2004
	HK$ M	HK$ M
Gas Sales before Fuel Cost Adjustment	**3,656.5**	3,366.7
Fuel Cost Adjustment	**509.9**	294.2
Gas Sales after Fuel Cost Adjustment	**4,166.4**	3,660.9
Equipment Sales	**382.8**	383.3
Maintenance and Services	**121.9**	117.5
Other Sales	**166.1**	105.2
	4,837.2	4,266.9

The Group operates, through its subsidiaries companies, jointly controlled entities and associated companies, in Hong Kong and the Chinese mainland. Information about the Group's operations by geographical regions is as follows:

	Six months ended 30th June					
	Hong Kong		Chinese Mainland		Total	
	2005	2004	**2005**	2004	**2005**	2004
	HK$ M	HK$ M	**HK$ M**	HK$ M	**HK$ M**	HK$ M
Turnover	**4,361.8**	4,039.8	**475.4**	227.1	**4,837.2**	4,266.9
Segment Results	**2,024.7**	2,046.5	**80.4**	63.3	**2,105.1**	2,109.8
Unallocated Corporate Expenses					**(137.1)**	(128.0)
Operating Profit before Returns on Investments					**1,968.0**	1,981.8
Investment Income					**140.3**	129.3
Interest Expense					**(24.6)**	(2.9)
Share of Profits less Losses of Associated Companies	**394.6**	242.8	**13.9**	1.7	**408.5**	244.5
Share of Profits less Losses of Jointly Controlled Entities	**978.0**	-	**42.4**	4.6	**1,020.4**	4.6
Profit before Taxation					**3,512.6**	2,357.3
Taxation					**(379.9)**	(360.2)
Profit for the period					**3,132.7**	1,997.1
Attributable to:						
Shareholders of the Company					**3,125.2**	1,985.9
Minority Interests					**7.5**	11.2
					3,132.7	1,997.1

Share of profits of associated companies includes HK$325.5 million (2004: HK$204.6 million), being the Group's share of changes in valuation of investment properties at the International Finance Centre complex.

2. Operating Profit before Returns on Investments

	Six months ended 30th June 2005 HK$ M	2004 HK$ M
Turnover	**4,837.2**	4,266.9
Less Expenses:		
Stores and Materials Used	**(1,879.4)**	(1,425.4)
Manpower Costs	**(362.0)**	(354.3)
Depreciation	**(237.4)**	(206.8)
Other Operating Items	**(390.4)**	(298.6)
Operating Profit before Returns on Investments	**1,968.0**	1,981.8

3. Taxation

	Six months ended 30th June 2005 HK$ M	2004 HK$ M
Current Taxation – Provision for Hong Kong Profits Tax at the rate of 17.5% (2004:17.5%) on the estimated assessable profit for the period	**349.4**	353.5
Current Taxation - Over provision in prior years	**-**	(26.6)
Deferred Taxation relating to the origination and reversal of temporary differences	**30.5**	33.3
	379.9	360.2

4. Dividends

	Six months ended 30th June 2005 HK$ M	2004 HK$ M
2004 Final, paid, of HK 23 cents per share (2003 Final: HK 23 cents per share)	**1,284.3**	1,298.0
2005 Interim, proposed, of HK 12 cents per share (2004 Interim: HK 12 cents per share)	**669.5**	677.2
	1,953.8	1,975.2

5. Earnings per Share

The calculation of earnings per share is based on the profit attributable to shareholders of HK$3,125.2 million (2004: HK$1,985.9 million) and the weighted average of 5,587,299,488 shares in issue (2004: 5,643,651,988 shares after adjusting for the shares repurchased) during the period.

No diluted earnings per share for the six months ended 30th June 2005 is presented because there were no diluted potential ordinary shares outstanding during the period.

Note:

The Group has established credit policies for different types of customers. The credit period offered for trade debtors ranges from 30 to 60 days. These are subject to periodic review by management. As at 30th June 2005, the aging analysis of the trade debtors, net of provision, was as follows:

	At 30th June 2005 *HK$ M*	At 31st December 2004 *HK$ M*
0 – 30 days	1,107.0	989.6
31 – 60 days	57.1	51.4
61 – 90 days	24.2	21.1
Over 90 days	100.3	91.3
	1,288.6	1,153.4

8. Trade and Other Payables

	At 30th June 2005 *HK$ M*	At 31st December 2004 *HK$ M*
Trade Creditors *(Note a)*	184.5	262.2
Other Creditors and Accruals	630.7	616.7
Receipt in Advance *(Note b)*	380.5	380.5
	1,195.7	1,259.4

Notes:

(a) At 30th June 2005, the aging analysis of the trade creditors was as follows:

	At 30th June 2005 *HK$ M*	At 31st December 2004 *HK$ M*
0 – 30 days	119.0	229.6
31 – 60 days	10.5	14.6
61 – 90 days	9.3	2.4
Over 90 days	45.7	15.6
	184.5	262.2

(b) Receipt in advance represents proceeds received from Henderson Land Development Company Limited in respect of its entitlement to 27 per cent of the future net sales proceeds of the residential portion of the Ma Tau Kok South property development project.

FINANCIAL RESOURCES REVIEW

Liquidity and Capital Resources

As at 30th June 2005, the Group had a net borrowing position of HK$2,941 million (31st December 2004: HK$540 million). After taking into account of a portfolio of trading securities of HK$1,721 million (31st December 2004: HK$812 million), net debt as at 30th June 2005 amounted to HK$1,220 million (net liquid funds as at 31st December 2004: HK$272 million). In addition, banking facilities available for use amounted to HK$1,138 million (31st December 2004: HK$2,594 million).

The operating and capital expenditure of the Group is funded by cash flow from operations, internal liquidity and bank loans. The Group has adequate sources of funds and unutilised banking facilities to meet its future capital expenditure and working capital requirements.

Borrowing Structure

As at 30th June 2005, the Group's bank borrowings amounted to HK$5,217 million (31st December 2004: HK$2,742 million), which are all unsecured and have a floating interest rate with maturity within one year on revolving credit or term loan facilities. As at 30th June 2005, one of the newly acquired joint ventures in mainland China had a finance lease of HK$80 million equivalent for a portion of its pipeline with quarterly fixed instalment payment up to 2009 (31st December 2004: nil).

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations. The gearing ratio (net borrowing/shareholders' funds) for the Group as at 30th June 2005 remained healthy at around 18% (31st December 2004: at around 4%). If taking into account of a portfolio of trading securities of HK$1,721 million as at 30th June 2005 (31st December 2004: HK$812 million), the net gearing ratio (net debt/ shareholders' funds) will be at 8% (31st December 2004: net liquid funds of HK$272 million).

Contingent Liabilities

As at 30th June 2005, the Group provided guarantees totalling HK$929 million (31st December 2004: HK$929 million) in respect of bank borrowing facilities made available to an associated company.

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong. As such, both its cash and cash equivalents and borrowings are denominated in either Hong Kong dollars or United States dollars. Borrowings for the Group's subsidiaries and joint ventures in mainland China are however predominantly denominated in the local currency, Renminbi.

Group's Investments in Securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 30th June 2005, the investments in securities amounted to HK$2,478 million (31st December 2004: HK$1,437 million). The performance of the Group's investments in securities was satisfactory.

OTHER INFORMATION

Subsequent Event

The Group has 18.05 per cent equity interest in Henderson Cyber Limited ("Henderson Cyber"). Henderson Cyber has been listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited since July 2000. The Company, Henderson Land Development Company Limited, Henderson Investment Limited ("Henderson Investment") and Henderson Cyber issued a joint announcement on 16th August 2005 regarding a proposed privatisation of Henderson Cyber by Henderson Investment and the Company involving the cancellation and extinguishment of shares held by shareholders of Henderson Cyber other than those indirectly held by Henderson Investment and the Group at the cancellation price of HK$0.42 per

The Asian Wall Street Journal 8 September 2005

Corporate Governance

During the six months ended 30th June 2005, save as disclosed below, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Under the Code Provision A.4.1 of the Code, non-executive directors should be appointed for a specific term. On 7th September 2005, each of the Non-executive Directors of the Company agreed that, subject to the provisions contained in the Articles of Association of the Company, the term of office of all Non-executive Directors (including Independent Non-executive Directors) shall expire on 31st December 2008 and the Code Provision A.4.1 of the Code has been complied with as from 7th September 2005.

The Code Provisions in B.1 of the Code relate to the establishment of a remuneration committee and its composition, authority and duties. The Company established a remuneration committee on 7th September 2005 and the Code Provisions in B.1 of the Code have been complied with as from 7th September 2005.

Purchase, Sale or Redemption of own Shares

For the six months ended 30th June 2005, the Company repurchased 35,903,000 shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$555,877,600 before expenses. The repurchased shares were subsequently cancelled. The nominal value of the cancelled shares was transferred to the capital redemption reserve and the aggregate consideration was charged to unappropriated profits. The repurchases were effected by the Directors for the enhancement of shareholder value in the long term. Details of the shares repurchased are as follows:

Month of Repurchase	Number of Shares Repurchased	Price per Share Highest HK$	Price per Share Lowest HK$	Aggregate Consideration Paid HK$
January 2005	16,713,000	15.80	15.25	259,470,550
February 2005	200,000	15.65	15.65	3,130,000
March 2005	6,575,000	15.65	15.20	101,652,900
April 2005	12,415,000	15.70	15.00	191,624,150
Total	35,903,000			555,877,600

Save as mentioned above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its own shares during the six months ended 30th June 2005.

As at the date of this announcement, the board of directors of the Company comprises: Dr. Lee Shau Kee (Chairman), Mr. Liu Lit Man, Mr. Leung Hay Man*, Mr. Colin Lam Ko Yin, Dr. The Hon. Sir David Li Kwok Po*, Mr. Ronald Chan Tat Hung, Mr. Lee Ka Kit, Mr. Alfred Chan Wing Kin, Mr. James Kwan Yuk Choi and Mr. Lee Ka Shing.*

* *Independent Non-executive Director*

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(stock code: 0003)

NOTICE TO SHAREHOLDERS

2005 INTERIM DIVIDEND
HK12 CENTS PER SHARE
CLOSURE OF REGISTER OF SHAREHOLDERS

The Board of Directors has today declared an interim dividend for the year ending 31st December 2005 of HK12 cents per share payable to Shareholders whose names are on the Register of Shareholders on 7th October 2005.

The Register of Shareholders will be closed on Thursday, 6th October 2005 and Friday, 7th October 2005, during which period no transfer of shares will be registered. **In order to qualify for this dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration no later than 4:00 p.m. on Wednesday, 5th October 2005.**

Dividend warrants will be despatched to Shareholders on Monday, 24th October 2005.

By Order of the Board
RONALD T.H. CHAN
Executive Director & Company Secretary

Hong Kong, 7th September 2005

As at the date of this notice, the board of directors of the Company comprises: Dr. Lee Shau Kee (Chairman), Mr. Liu Lit Man, Mr. Leung Hay Man*, Mr. Colin Lam Ko Yin, Dr. The Hon. Sir David Li Kwok Po*, Mr. Ronald Chan Tat Hung, Mr. Lee Ka Kit, Mr. Alfred Chan Wing Kin, Mr. James Kwan Yuk Choi and Mr. Lee Ka Shing.*

* *Independent Non-executive Director*

Towngas
The Hong Kong and China Gas Company Limited

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(stock code: 0003)

PRELIMINARY ANNOUNCEMENT OF 2005 INTERIM RESULTS

HALF-YEARLY RESULTS

The Directors are pleased to report that the unaudited profit attributable to shareholders of the Group for the six months ended 30th June 2005 amounted to HK$3,125.2 million including profit after taxation arising from the gas business of HK$1,765 million, an increase of 0.6 per cent as compared with the corresponding period in 2004. Profits from sale of properties and revaluation surplus of investment properties amounted to HK$1,360 million.

Highlights of the unaudited results of the Group for the six months ended 30th June 2005 with comparative unaudited figures for the corresponding period in 2004 are shown in the following summary:

	Unaudited Six months ended 30th June	
	2005	2004
Turnover before Fuel Cost Adjustment, HK million dollars	**4,327.3**	3,972.7
Turnover after Fuel Cost Adjustment, HK million dollars	**4,837.2**	4,266.9
Profit Attributable to Shareholders, HK million dollars	**3,125.2#**	1,985.9*
Earnings per Share excluding Profits from Sale of Properties and Revaluation Surplus of Investment Properties, HK cents	**31.6**	31.1*
Earnings per Share including Profits from Sale of Properties and Revaluation Surplus of Investment Properties, HK cents	**55.9**	35.2*
Interim Dividends per Share, HK cents	**12.0**	12.0
* *Adjusted for the new/revised Hong Kong Financial Reporting Standards implemented in 2005*		
Town Gas Sold in Hong Kong, million MJ	**15,226**	15,142
Number of Customers in Hong Kong as at 30th June	**1,574,513**	1,538,751

Including profits from sale of properties and revaluation surplus of investment properties amounted to HK$1,360 million

Profit attributable to shareholders of the Group for the six months ended 30th June 2005 included approximately HK$1,035 million which represented the Group's share of profits arising from the sale of a portion of the units of the Grand Promenade and the King's Park Hill property development projects; and HK$325.5 million which represented the Group's share of revaluation surplus of investment properties, the International Finance Centre, as compared to a revaluation surplus of HK$204.6 million for the same period last year. After adjusting for the number of shares repurchased and excluding profits from the sale of properties and revaluation surplus of the investment properties, earnings per share for the six months ended 30th June 2005

SHARE REPURCHASES

For the six months ended 30th June 2005, the Company repurchased about 35.9 million shares at an aggregate consideration of about HK$556 million before expenses. The repurchases were effected by the Directors for the enhancement of shareholder value in the long term.

GAS BUSINESS IN HONG KONG

Compared with the same period last year, total gas sales volume in Hong Kong for the six months ended 30th June 2005 rose by 0.6 per cent; residential gas sales volume increased by 2.0 per cent whereas commercial and industrial gas sales volume decreased by 1.5 per cent. As at 30th June 2005, the number of customers was 1,574,513, an increase of 35,762 from the end of June last year.

BUSINESS DEVELOPMENT IN MAINLAND CHINA

The Group's business developments on the mainland are making good progress. Taking the development of natural gas as a long-term strategic priority, the Group continues to expand its city piped gas and other energy-related businesses.

The mainland's demand for energy consumption is substantial due to strong economic growth. The government's focus on increasing the proportion of clean fuel within the country's energy consumption mix has resulted in natural gas emerging as a premier resource of choice. In the last few years, the mainland has massively developed its natural gas fields and increased the laying of gas pipelines. Since the fourth quarter of 2003, the West-to-East gas pipeline project has been supplying natural gas to eastern China. In late 2004, the Sichuan-to-Wuhan gas pipeline project was completed. There is now an ample supply of natural gas to surrounding areas of these pipelines which has facilitated the rapid growth of gas consumption markets, especially beneficial to the Group's development of gas projects on the mainland.

The Group now has city piped gas joint venture projects in 30 mainland cities across Guangdong, eastern China, Shandong, central China, northern China and northeastern China. The Group is also exploring opportunities to invest in other energy-related businesses such as construction and operation of midstream natural gas distribution networks. Both midstream and downstream gas projects will help to strategically consolidate the Group's business in the clean fuel market. Following the successful conclusion of a midstream natural gas project in Anhui Province, the Group joined with Shell Group in 2005 to construct, operate and manage a high pressure natural gas pipeline system in Hangzhou in Zhejiang Province. The Group is also exploring other business opportunities including development of natural gas filling stations for automobiles and regional natural gas air-conditioning systems. Natural gas has the advantage of being not only competitive in terms of price compared to coal, oil and electricity due to temporary shortages of these resources but also the benefit of being environmentally-friendly, creating good prospects for expansion of natural gas markets on the mainland.

The Group's joint ventures are operating smoothly and earning praise from local governments, citizens and the media for their operational safety and quality services. Natural gas conversion by the Group's joint ventures has either been completed or is well under way in many cities along the West-to-East gas pipeline such as in Nanjing, Changzhou, Suzhou Industrial Park, Yixing and Maanshan; and also in Wuhan which offtakes gas from the Sichuan-to-Wuhan gas pipeline. The Group's brand name is extensively recognised on the mainland and has a good reputation amongst regional municipalities, the public and the gas industry.

Capitalising on its rich experience in running city piped gas utility businesses and its professional knowledge in network construction and management, the Group has diversified its strategy to now include water supply and drainage on the mainland to capture synergies between these sectors and its gas joint ventures. So far this year, the Group has successfully concluded water supply joint venture projects in Wujiang

Group's first venture into a public utility business other than its core gas business since its incorporation and represent a further significant milestone in the Group's development.

The mainland government continues to open up its utility markets and is increasingly paying attention to the development and management of the country's water resources, thus creating favourable investment opportunities for the Group to invest in the water sector. The Group will continue to explore water projects in other mainland cities.

The Group's transformation from a local Hong Kong company to a sizeable, nation-wide corporation is advancing smoothly according to a progressive strategy.

ENVIRONMENTALLY-FRIENDLY ENERGY BUSINESSES

The Group's liquefied petroleum gas (LPG) filling station business is run by a wholly-owned subsidiary company, ECO Energy Company Limited (ECO). During the first half of 2005, ECO's business continued to grow, despite rising LPG costs, mainly due to expansion in the number of public light buses using LPG.

ECO's landfill gas project at the North East New Territories (NENT) landfill site is progressing well. Design of a landfill gas treatment facility has already been completed and installation work will commence by the end of 2005. A 19 km pipeline to Tai Po gas production plant, now under construction and due for completion by early 2006, will carry landfill gas from NENT as a fuel to partially replace naphtha in the production process, thereby contributing to the company's commitment to protect the environment.

PROPERTY DEVELOPMENTS

The Group has a 15 per cent interest in the International Finance Centre (IFC). The shopping mall and office towers of IFC are almost fully let. The project's six-star hotel tower and service apartment tower will provide approximately 400 guestrooms and 520 serviced rental suites respectively. The hotel, to be managed by Four Seasons Hotels and Resorts, will commence operation in mid-September 2005.

The Group also has a 50 per cent interest in the Grand Promenade property development project at Sai Wan Ho. This project will provide 2,020 units, with a total floor area of approximately 1.7 million square feet. Pre-sale, which commenced in early August 2004, is progressing well and has received a good response. As at the end of June 2005, the floor area that had been sold and granted occupation permits was approximately 700,000 square feet. Once completed later this year, the whole project is expected to yield substantial returns.

The Ma Tau Kok south plant site is being developed into five residential apartment buildings. This project, which has been named the Grand Waterfront, will provide approximately 1,800 units, with a residential floor area of approximately 1.2 million square feet. Total floor area will exceed 1.35 million square feet, including the commercial area. Construction of the superstructure and interior fitting out are now in progress. The project is due for completion by the end of 2006.

EMPLOYEES AND PRODUCTIVITY

The number of employees engaged in the town gas business was 1,919 as at 30th June 2005. During the first half of 2005, the number of customers increased by approximately 36,000 compared with the same period last year, and overall productivity rose by 5 per cent. Total remuneration for employees involved directly in the town gas business amounted to HK$301 million for the six months ended 30th June 2005 compared to HK$312 million for the corresponding period in 2004. The Group offers our employees rewarding careers based on their capabilities and performance and arranges a variety of training programmes in order to constantly enhance the quality of customer services.

DIVIDEND

Your Directors have declared an interim dividend of HK 12 cents per share payable

associated with this payment, the register of shareholders will be closed on Thursday, 6th October 2005 and Friday, 7th October 2005, during which period no share transfers will be effected. Dividend warrants will be posted to shareholders on Monday, 24th October 2005.

BUSINESS OUTLOOK FOR 2005

The Company has not increased its basic gas tariff for the past seven years. Nevertheless the Board of Directors will make every effort to maintain its current business performance throughout the year.

LEE Shau Kee
Chairman

Hong Kong, 7th September 2005

FINANCIAL INFORMATION

Highlights of the Group's Interim Accounts for the first six months ended 30th June 2005 are shown below. The Interim Accounts are unaudited but have been reviewed by our audit committee and external auditors, PricewaterhouseCoopers.

CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)

		Six months ended 30th June	
			Restated
	Note	**2005** *HK$ M*	2004 *HK$ M*
Turnover	2	**4,837.2**	4,266.9
Operating Profit before Returns on Investments	3	**1,968.0**	1,981.8
Investment Income		**140.3**	129.3
Interest Expense		**(24.6)**	(2.9)
Share of Profits less Losses of Associated Companies		**408.5**	244.5
Share of Profits less Losses of Jointly Controlled Entities		**1,020.4**	4.6
Profit before Taxation		**3,512.6**	2,357.3
Taxation	4	**(379.9)**	(360.2)
Profit for the period		**3,132.7**	1,997.1
Attributable to:			
Shareholders of the Company		**3,125.2**	1,985.9
Minority Interests		**7.5**	11.2
		3,132.7	1,997.1
Dividends – Interim Proposed	5	**669.5**	677.2
Earnings per Share, HK cents	6	**55.9**	35.2

CONSOLIDATED BALANCE SHEET (UNAUDITED)

as at 30th June 2005

	At 30th June 2005	Restated At 31st December 2004

	Note		
Assets			
Non-Current Assets			
Fixed Assets		**9,108.4**	8,566.6
Leasehold Land		**408.4**	403.3
Intangible Assets		**46.1**	–
Associated Companies		**3,733.0**	3,333.4
Jointly Controlled Entities		**3,977.6**	2,597.6
Available-for-Sale Financial Assets		**756.8**	–
Investment Securities		**–**	624.3
		18,030.3	15,525.2
Current Assets			
Property under Development for Sale		**351.0**	242.8
Inventories		**764.6**	732.7
Debtors and Payment in Advance	7	**1,946.8**	1,451.7
Housing Loans to Staff		**119.3**	127.1
Financial Assets at Fair Value through Profit or Loss		**1,721.2**	–
Trading Securities		**–**	812.2
Time Deposits, Cash and Bank Balances		**2,276.2**	2,202.7
		7,179.1	5,569.2
Current Liabilities			
Trade and Other Payables	8	**(1,195.7)**	(1,259.4)
Provision for Taxation		**(389.9)**	(180.8)
Bank Loans and Overdrafts		**(5,217.4)**	(2,742.4)
		(6,803.0)	(4,182.6)
Net Current Assets		**376.1**	1,386.6
Total Assets Less Current Liabilities		**18,406.4**	16,911.8
Non-Current Liabilities			
Customers' Deposits		**(954.8)**	(937.0)
Deferred Taxation		**(1,015.8)**	(985.3)
Other Liabilities		**(116.0)**	(46.4)
Loans from Minority Interests		**(26.1)**	(54.2)
		(2,112.7)	(2,022.9)
Net Assets		**16,293.7**	14,888.9
Capital and Reserves			
Share Capital		**1,394.7**	1,403.7
Share Premium		**3,907.8**	3,907.8
Reserves		**10,048.8**	8,001.0
Proposed Dividend		**669.5**	1,291.4
Shareholders' Funds		**16,020.8**	14,603.9
Minority Interests		**272.9**	285.0
Total Equity		**16,293.7**	14,888.9

NOTES TO THE INTERIM ACCOUNTS (UNAUDITED)

1. Principal Accounting Policies

(a) Basis of Preparation and Accounting Policies

The unaudited condensed consolidated interim accounts which do not constitute statutory accounts, have been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and in compliance with the Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

The accounting policies used in preparation of the condensed consolidated interim accounts are consistent with those adopted in the annual accounts for the year ended 31st December 2004, except that the Group has changed certain of its accounting policies following its adoption of the new/revised Hong Kong Financial Reporting Standards ("HKFRS") which are effective for accounting periods commencing on or after 1st January 2005.

(b) Changes in Accounting Policies

The adoption of the following HKFRSs, which include all HKASs and applicable Interpretations ("HKAS-INTs"), that necessitates material changes in accounting policies or presentation of accounts are summarised as follows:

(i) The adoption of HKAS 1 "Presentation of Financial Statements" has affected the presentation of minority interests and share of net after tax results of associated companies and jointly controlled entities.

(ii) The adoption of HKAS 17 "Leases" has resulted in a change in accounting policy relating to leasehold land which was previously carried at cost or valuation less accumulated depreciation and impairment as fixed assets and at the lower of carrying amount and net realisable value as property under development for sale. In accordance with the provisions of HKAS 17, the leasehold land is regarded as operating leases and the lease premium and other costs for acquiring the leasehold land are amortised over the terms of the leases.

(iii) The adoption of HKFRS 3 "Business Combination" and HKAS 36 "Impairment of Assets" has resulted in a change in accounting policy for goodwill. In prior years, goodwill was amortised on a straight-line basis over a period of not exceeding 20 years and assessed for impairment at each balance sheet date. In accordance with HKFRS 3, the Group ceased amortisation of goodwill from 1st January 2005 and eliminated the accumulated amortisation as at 31st December 2004 with a corresponding decrease in the cost of goodwill. Also, goodwill is tested annually for impairment, as well as when there are indications of impairment.

(iv) The adoption of HKAS 40 "Investment Property" has resulted in a change in accounting policy for the Group's share of interest in an investment property through its investment in an associated company. The share of changes in valuation of the investment property was previously dealt with in the properties revaluation reserve. Following the adoption of HKAS 40, the share of changes in valuation of the investment property would be recognised in the profit and loss account.

(v) The adoption of HKAS 32 "Financial Instruments: Disclosure and Presentation" and 39 "Financial Instrument: Recognition and Measurement", has resulted in changes in accounting policies for recognition, measurement, derecognition and disclosure of financial instruments. Until 31st December 2004, investments of the Group were classified into Investment Securities and Trading Securities which were stated at cost less any provision for impairment and fair value, respectively.

In accordance with provisions of HKAS 39, investments are classified into financial assets available-for-sale, financial assets at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the investments are held. Financial assets available-for-sale investments are carried at fair value with any changes in fair value recognised in the investment revaluation reserve. Financial assets at fair value through profit or loss are carried at fair value with any changes in fair value recognised in the profit and loss account. Loans and receivable are carried at amortised cost less any provision for impairment.

of the Group's share of revaluation surplus of an investment property through its investment in an associated company. In prior years, deferred tax arising from the revaluation of the investment property was calculated on the basis that the recovery of the carrying amount of the property would be through sale. In accordance with the provisions of HKAS-INT 21, the deferred tax arising from the revaluation of the property should be recalculated on the basis that the recovery of the carrying amount of the property would be through use.

All relevant changes in the accounting policies have been made in accordance with the provisions of the respective standards, which require retrospective application to prior year comparatives other than:

HKFRS 3 – prospectively after 1st January 2005

HKAS 39:

- recognise all derivatives at fair value in the balance sheet on 1st January 2005 and adjust the balance to retained earnings;
- redesignate all investments into available-for-sale financial assets, financial assets at fair value through profit or loss and loans and receivables on 1st January 2005;
- remeasure those financial assets or financial liabilities that should be measured at fair value and those that should be measured at amortised cost and adjust the balance to retained earnings at 1st January 2005;

The effect of these changes on the profit attributable to shareholders, the various balance sheet items and opening shareholders' funds is summarised below:

	HKAS 17 HK$ M	HKAS 32 and 39 HK$ M	HKAS 40 HK$ M	HKFRS 3 HK$ M	HKAS -INT 21 HK$ M	Total 2005 HK$ M
For the six months ended 30th June 2005						
Decrease in Depreciation Expense	15.3	–	–	–	–	15.3
Increase in Other Operating Expenses	–	–	–	(1.9)	–	(1.9)
Increase in Investment Income	–	56.0	–	–	–	56.0
Increase/(Decrease) in Share of Profits less Losses of Associated Companies	–	–	394.6	–	(69.1)	325.5
Increase/(Decrease) in Profit Attributable to Shareholders	15.3	56.0	394.6	(1.9)	(69.1)	394.9
Increase/(Decrease) in Earnings per Share, HK cents	0.3	1.0	7.1	(0.1)	(1.2)	7.1
As at 1st January 2005						
Increase/(Decrease) in Assets						
Fixed Assets	(1,741.8)	–	–	–	–	(1,741.8)
Leasehold Land	403.3	–	–	–	–	403.3
Associated Companies	–	–	–	–	(51.7)	(51.7)
Jointly Controlled Entities	–	–	–	6.0	–	6.0
Available-for-Sale Financial Assets	–	209.6	–	–	–	209.6
Financial Assets at Fair Value through Profit or Loss	–	(1.1)	–	–	–	(1.1)
Property under Development for Sale	(1,400.0)	–	–	–	–	(1,400.0)
Financial Liabilities at Fair Value through Profit or Loss	–	(39.8)	–	–	–	(39.8)
	(2,738.5)	168.7	–	6.0	(51.7)	(2,615.5)
Increase/(Decrease) in Equity						
Properties Revaluation Reserve	(3,013.7)	–	(295.7)	–	–	(3,309.4)
Investment Revaluation Reserve	–	209.6	–	–	–	209.6
Unappropriated Profits	275.2	(40.9)	295.7	6.0	(51.7)	484.3

	HKAS 17 HK$ M	HKAS 40 HK$ M	HKAS -INT 21 HK$ M	Total 2004 HK$ M
For the six months ended 30th June 2004				
Decrease in Depreciation Expense	15.3	–	–	15.3
Increase/(Decrease) in Share of Profits less Losses of Associated Companies	–	248.0	(43.4)	204.6
Increase/(Decrease) in Profit Attributable to Shareholders	15.3	248.0	(43.4)	219.9
Increase/(Decrease) in Earnings per Share, HK cents	0.3	4.4	(0.8)	3.9
As at 1st January 2004				
Increase/(Decrease) in Assets				
Fixed Assets	(1,778.3)	–	–	(1,778.3)
Leasehold Land	409.3	–	–	409.3
Associated Companies	–	–	(8.3)	(8.3)
Property under Development for Sale	(1,400.0)	–	–	(1,400.0)
	(2,769.0)	–	(8.3)	(2,777.3)
Increase/(Decrease) in Equity				
Properties Revaluation Reserve	(3,013.7)	(47.7)	–	(3,061.4)
Unappropriated Profits	244.7	47.7	(8.3)	284.1
	(2,769.0)	–	(8.3)	(2,777.3)

2. Turnover and Segment Information

The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong. Turnover comprises the following:

	Six months ended 30th June 2005 HK$ M	2004 HK$ M
Gas Sales before Fuel Cost Adjustment	**3,656.5**	3,366.7
Fuel Cost Adjustment	**509.9**	294.2
Gas Sales after Fuel Cost Adjustment	**4,166.4**	3,660.9
Equipment Sales	**382.8**	383.3
Maintenance and Services	**121.9**	117.5
Other Sales	**166.1**	105.2
	4,837.2	4,266.9

The Group operates, through its subsidiaries companies, jointly controlled entities and associated companies, in Hong Kong and the Chinese mainland. Information about the Group's operations by geographical regions is as follows:

	Six months ended 30th June					
	Hong Kong		Chinese Mainland		Total	
	2005 HK$ M	2004 HK$ M	**2005 HK$ M**	2004 HK$ M	**2005 HK$ M**	2004 HK$ M
Turnover	**4,361.8**	4,039.8	**475.4**	227.1	**4,837.2**	4,266.9
Segment Results	**2,024.7**	2,046.5	**80.4**	63.3	**2,105.1**	2,109.8
Unallocated Corporate Expenses					**(137.1)**	(128.0)
Operating Profit before						

Share of Profits less Losses of Associated Companies	**394.6**	242.8	**13.9**	1.7	**408.5**	244.5
Share of Profits less Losses of Jointly Controlled Entities	**978.0**	–	**42.4**	4.6	**1,020.4**	4.6
Profit before Taxation					**3,512.6**	2,357.3
Taxation					**(379.9)**	(360.2)
Profit for the period					**3,132.7**	1,997.1
Attributable to:						
Shareholders of the Company					**3,125.2**	1,985.9
Minority Interests					**7.5**	11.2
					3,132.7	1,997.1

Share of profits of associated companies includes HK$325.5 million (2004: HK$204.6 million), being the Group's share of changes in valuation of investment properties at the International Finance Centre complex.

Share of profits of jointly controlled entities of HK$978.0 million represents the Group's share of profits arising from the sale of a portion of the residential units of Grand Promenade project.

3. Operating Profit before Returns on Investments

	Six months ended 30th June	
	2005	2004
	HK$ M	*HK$ M*
Turnover	**4,837.2**	4,266.9
Less Expenses:		
Stores and Materials Used	**(1,879.4)**	(1,425.4)
Manpower Costs	**(362.0)**	(354.3)
Depreciation	**(237.4)**	(206.8)
Other Operating Items	**(390.4)**	(298.6)
Operating Profit before Returns on Investments	**1,968.0**	1,981.8

4. Taxation

	Six months ended 30th June	
	2005	2004
	HK$ M	*HK$ M*
Current Taxation – Provision for Hong Kong Profits Tax at the rate of 17.5% (2004:17.5%) on the estimated assessable profit for the period	**349.4**	353.5
Current Taxation – Over provision in prior years	**–**	(26.6)
Deferred Taxation relating to the origination and reversal of temporary differences	**30.5**	33.3
	379.9	360.2

5. Dividends

	Six months ended 30th June	
	2005	2004
	HK$ M	*HK$ M*
2004 Final, paid, of HK 23 cents per share (2003 Final: HK 23 cents per share)	**1,284.3**	1,298.0
2005 Interim, proposed, of HK 12 cents per share (2004 Interim: HK 12 cents per share)	**669.5**	677.2

6. Earnings per Share

The calculation of earnings per share is based on the profit attributable to shareholders of HK$3,125.2 million (2004: HK$1,985.9 million) and the weighted average of 5,587,299,488 shares in issue (2004: 5,643,651,988 shares after adjusting for the shares repurchased) during the period.

No diluted earnings per share for the six months ended 30th June 2005 is presented because there were no diluted potential ordinary shares outstanding during the period.

7. Debtors and Payment in Advance

	At 30th June 2005 *HK$ M*	At 31st December 2004 *HK$ M*
Trade Debtors *(Note)*	**1,288.6**	1,153.4
Other Debtors and Receivables	**572.1**	256.3
Payment in Advance	**86.1**	42.0
	1,946.8	1,451.7

Note:

The Group has established credit policies for different types of customers. The credit period offered for trade debtors ranges from 30 to 60 days. These are subject to periodic review by management. As at 30th June 2005, the aging analysis of the trade debtors, net of provision, was as follows:

	At 30th June 2005 *HK$ M*	At 31st December 2004 *HK$ M*
0 – 30 days	**1,107.0**	989.6
31 – 60 days	**57.1**	51.4
61 – 90 days	**24.2**	21.1
Over 90 days	**100.3**	91.3
	1,288.6	1,153.4

8. Trade and Other Payables

	At 30th June 2005 *HK$ M*	At 31st December 2004 *HK$ M*
Trade Creditors *(Note a)*	**184.5**	262.2
Other Creditors and Accruals	**630.7**	616.7
Receipt in Advance *(Note b)*	**380.5**	380.5
	1,195.7	1,259.4

Notes:

(a) At 30th June 2005, the aging analysis of the trade creditors was as follows:

	At 30th June 2005 *HK$ M*	At 31st December 2004 *HK$ M*
0 – 30 days	**119.0**	229.6
31 – 60 days	**10.5**	14.6
61 – 90 days	**9.3**	2.4
Over 90 days	**45.7**	15.6
	184.5	262.2

(b) Receipt in advance represents proceeds received from Henderson Land Development Company Limited in respect of its entitlement to 27 per cent of the future net sales proceeds of the residential portion of the Ma Tau Kok South property development project.

FINANCIAL RESOURCES REVIEW

Liquidity and Capital Resources

As at 30th June 2005, the Group had a net borrowing position of HK$2,941 million (31st December 2004: HK$540 million). After taking into account of a portfolio of trading securities of HK$1,721 million (31st December 2004: HK$812 million), net debt as at 30th June 2005 amounted to HK$1,220 million (net liquid funds as at 31st December 2004: HK$272 million). In addition, banking facilities available for use amounted to HK$1,138 million (31st December 2004: HK$2,594 million).

The operating and capital expenditure of the Group is funded by cash flow from operations, internal liquidity and bank loans. The Group has adequate sources of funds and unutilised banking facilities to meet its future capital expenditure and working capital requirements.

Borrowing Structure

As at 30th June 2005, the Group's bank borrowings amounted to HK$5,217 million (31st December 2004: HK$2,742 million), which are all unsecured and have a floating interest rate with maturity within one year on revolving credit or term loan facilities. As at 30th June 2005, one of the newly acquired joint ventures in mainland China had a finance lease of HK$80 million equivalent for a portion of its pipeline with quarterly fixed instalment payment up to 2009 (31st December 2004: nil).

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations. The gearing ratio (net borrowing/shareholders' funds) for the Group as at 30th June 2005 remained healthy at around 18% (31st December 2004: at around 4%). If taking into account of a portfolio of trading securities of HK$1,721 million as at 30th June 2005 (31st December 2004: HK$812 million), the net gearing ratio (net debt/shareholders' funds) will be at 8% (31st December 2004: net liquid funds of HK$272 million).

Contingent Liabilities

As at 30th June 2005, the Group provided guarantees totalling HK$929 million (31st December 2004: HK$929 million) in respect of bank borrowing facilities made available to an associated company.

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong. As such, both its cash and cash equivalents and borrowings are denominated in either Hong Kong dollars or United States dollars. Borrowings for the Group's subsidiaries and joint ventures in mainland China are however predominantly denominated in the local currency, Renminbi.

Group's Investments in Securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 30th June 2005, the investments in securities amounted to HK$2,478 million (31st December 2004: HK$1,437 million). The performance of the Group's investments in securities was satisfactory.

OTHER INFORMATION

Subsequent Event

The Group has 18.05 per cent equity interest in Henderson Cyber Limited ("Henderson Cyber"). Henderson Cyber has been listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited since July 2000. The Company, Henderson Land Development Company Limited, Henderson Investment Limited ("Henderson Investment") and Henderson Cyber issued a joint announcement on 16th August 2005 regarding a proposed privatisation of Henderson Cyber by Henderson Investment and the Company involving the cancellation and extinguishment of shares held by shareholders of Henderson Cyber other than those indirectly held by Henderson Investment and the Group at the cancellation price of HK$0.42 per share. The aggregate amount of cancellation price payable by the Group will be approximately HK$68.39 million. If the proposed privatisation becomes effective, the Group's equity interest in Henderson Cyber will be increased to approximately 21.31 per cent.

Corporate Governance

During the six months ended 30th June 2005, save as disclosed below, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Under the Code Provision A.4.1 of the Code, non-executive directors should be appointed for a specific term. On 7th September 2005, each of the Non-executive Directors of the Company agreed that, subject to the provisions contained in the Articles of Association of the Company, the term of office of all Non-executive Directors (including Independent Non-executive Directors) shall expire on 31st December 2008 and the Code Provision A.4.1 of the Code has been complied with as from 7th September 2005.

The Code Provisions in B.1 of the Code relate to the establishment of a remuneration committee and its composition, authority and duties. The Company established a remuneration committee on 7th September 2005 and the Code Provisions in B.1 of the Code have been complied with as from 7th September 2005.

Purchase, Sale or Redemption of own Shares

For the six months ended 30th June 2005, the Company repurchased 35,903,000 shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$555,877,600 before expenses. The repurchased shares were subsequently cancelled. The nominal value of the cancelled shares was transferred to the capital redemption reserve and the aggregate consideration was charged to unappropriated profits. The repurchases were effected by the Directors for the enhancement of shareholder value in the long term. Details of the shares repurchased are as follows:

Month of Repurchase	Number of Shares Repurchased	Price per Share Highest *HK$*	Price per Share Lowest *HK$*	Aggregate Consideration Paid *HK$*
January 2005	16,713,000	15.80	15.25	259,470,550
February 2005	200,000	15.65	15.65	3,130,000
March 2005	6,575,000	15.65	15.20	101,652,900
April 2005	12,415,000	15.70	15.00	191,624,150

Save as mentioned above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its own shares during the six months ended 30th June 2005.

As at the date of this announcement, the board of directors of the Company comprises: Dr. Lee Shau Kee (Chairman), Mr. Liu Lit Man, Mr. Leung Hay Man*, Mr. Colin Lam Ko Yin, Dr. The Hon. Sir David Li Kwok Po*, Mr. Ronald Chan Tat Hung, Mr. Lee Ka Kit, Mr. Alfred Chan Wing Kin, Mr. James Kwan Yuk Choi and Mr. Lee Ka Shing.*

* *Independent Non-executive Director*

"Please also refer to the published version of this announcement in Asia Wall Street Journal."

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(stock code: 0003)

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

NOTICE TO SHAREHOLDERS

2005 INTERIM DIVIDEND
HK12 CENTS PER SHARE
CLOSURE OF REGISTER OF SHAREHOLDERS

The Board of Directors has today declared an interim dividend for the year ending 31st December 2005 of HK12 cents per share payable to Shareholders whose names are on the Register of Shareholders on 7th October 2005.

The Register of Shareholders will be closed on Thursday, 6th October 2005 and Friday, 7th October 2005, during which period no transfer of shares will be registered. **In order to qualify for this dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration no later than 4:00 p.m. on Wednesday, 5th October 2005.**

Dividend warrants will be despatched to Shareholders on Monday, 24th October 2005.

By Order of the Board
RONALD T.H. CHAN
Executive Director & Company Secretary

Hong Kong, 7th September 2005

As at the date of this notice, the board of directors of the Company comprises: Dr. Lee Shau Kee (Chairman), Mr. Liu Lit Man, Mr. Leung Hay Man*, Mr. Colin Lam Ko Yin, Dr. The Hon. Sir David Li Kwok Po*, Mr. Ronald Chan Tat Hung, Mr. Lee Ka Kit, Mr. Alfred Chan Wing Kin, Mr. James Kwan Yuk Choi and Mr. Lee Ka Shing.*

* *Independent Non-executive Director*

Towngas
The Hong Kong and China Gas Company Limited

"Please also refer to the published version of this announcement in Asia Wall Street Journal."

The Asian Wall Street Journal 8 September 2005

A4B THURSDAY, SEPTEMBER 8, 2005 THE ASIAN WALL STREET JOURNAL.

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(stock code: 0003)

PRELIMINARY ANNOUNCEMENT OF 2005 INTERIM RESULTS

HALF-YEARLY RESULTS

The Directors are pleased to report that the unaudited profit attributable to shareholders of the Group for the six months ended 30th June 2005 amounted to HK$3,125.2 million including profit after taxation arising from the gas business of HK$1,765 million, an increase of 0.6 per cent as compared with the corresponding period in 2004. Profits from sale of properties and revaluation surplus of investment properties amounted to HK$1,360 million.

Highlights of the unaudited results of the Group for the six months ended 30th June 2005 with comparative unaudited figures for the corresponding period in 2004 are shown in the following summary:

	Unaudited Six months ended 30th June	
	2005	2004
Turnover before Fuel Cost Adjustment, HK million dollars	4,327.3	3,972.7
Turnover after Fuel Cost Adjustment, HK million dollars	4,837.2	4,266.9
Profit Attributable to Shareholders, HK million dollars	3,125.2#	1,985.9*
Earnings per Share excluding Profits from Sale of Properties and Revaluation Surplus of Investment Properties, HK cents	31.6	31.1*
Earnings per Share including Profits from Sale of Properties and Revaluation Surplus of Investment Properties, HK cents	55.9	35.2*
Interim Dividends per Share, HK cents	12.0	12.0
Town Gas Sold in Hong Kong, million MJ	15,226	15,142
Number of Customers in Hong Kong as at 30th June	1,574,513	1,538,751

* *Adjusted for the new/revised Hong Kong Financial Reporting Standards implemented in 2005*

\# *Including profits from sale of properties and revaluation surplus of investment properties amounted to HK$1,360 million*

Profit attributable to shareholders of the Group for the six months ended 30th June 2005 included approximately HK$1,035 million which represented the Group's share of profits arising from the sale of a portion of the units of the Grand Promenade and the King's Park Hill property development projects; and HK$325.5 million which represented the Group's share of revaluation surplus of investment properties, the International Finance Centre, as compared to a revaluation surplus of HK$204.6 million for the same period last year. After adjusting for the number of shares repurchased and excluding profits from the sale of properties and revaluation surplus of the investment properties, earnings per share for the six months ended 30th June 2005 amounted to HK 31.6 cents compared to HK 31.1 cents for the same period last year.

SHARE REPURCHASES

For the six months ended 30th June 2005, the Company repurchased about 35.9 million shares at an aggregate consideration of about HK$556 million before expenses. The repurchases were effected by the Directors for the enhancement of shareholder value in the long term.

GAS BUSINESS IN HONG KONG

Compared with the same period last year, total gas sales volume in Hong Kong for the six months ended 30th June 2005 rose by 0.6 per cent; residential gas sales volume increased by 2.0 per cent whereas commercial and industrial gas sales volume decreased by 1.5 per cent. As at 30th June 2005, the number of customers was 1,574,513, an increase of 35,762 from the end of June last year.

BUSINESS DEVELOPMENT IN MAINLAND CHINA

The Group's business developments on the mainland are making good progress. Taking the development of natural gas as a long-term strategic priority, the Group continues to expand its city piped gas and other energy-related businesses.

The mainland's demand for energy consumption is substantial due to strong economic growth. The government's focus on increasing the proportion of clean fuel within the country's energy consumption mix has resulted in natural gas emerging as a premier resource of choice. In the last few years, the mainland has massively developed its natural gas fields and increased the laying of gas pipelines. Since the fourth quarter of 2003, the West-to-East gas pipeline project has been supplying natural gas to eastern China. In late 2004, the Sichuan-to-Wuhan gas pipeline project was completed. There is now an ample supply of natural gas to surrounding areas of these pipelines which has facilitated the rapid growth of gas consumption markets, especially beneficial to the Group's development of gas projects on the mainland.

The Group now has city piped gas joint venture projects in 30 mainland cities across Guangdong, eastern China, Shandong, central China, northern China and northeastern China. The Group is also exploring opportunities to invest in other energy-related businesses such as construction and operation of midstream natural gas distribution networks. Both midstream and downstream gas projects will help to [illegible]

FINANCIAL INFORMATION

Highlights of the Group's Interim Accounts for the first six months ended 30th June 2005 are shown below. The Interim Accounts are unaudited but have been reviewed by our audit committee and external auditors, PricewaterhouseCoopers.

CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)

	Note	Six months ended 30th June 2005 HK$ M	Restated 2004 HK$ M
Turnover	2	4,837.2	4,266.9
Operating Profit before Returns on Investments	3	1,968.0	1,981.8
Investment Income		140.3	129.3
Interest Expense		(24.6)	(2.9)
Share of Profits less Losses of Associated Companies		408.5	244.5
Share of Profits less Losses of Jointly Controlled Entities		1,020.4	4.6
Profit before Taxation		3,512.6	2,357.3
Taxation	4	(379.9)	(360.2)
Profit for the period		3,132.7	1,997.1
Attributable to:			
Shareholders of the Company		3,125.2	1,985.9
Minority Interests		7.5	11.2
		3,132.7	1,997.1
Dividends – Interim Proposed	5	665.5	677.2
Earnings per Share, HK cents	6	55.9	35.2

CONSOLIDATED BALANCE SHEET (UNAUDITED)

as at 30th June 2005

	Note	At 30th June 2005 HK$ M	Restated At 31st December 2004 HK$ M
Assets			
Non-Current Assets			
Fixed Assets		9,108.4	8,566.6
Leasehold Land		408.4	403.3
Intangible Assets		46.1	–
Associated Companies		3,733.0	3,333.4
Jointly Controlled Entities		3,977.6	2,597.6
Available-for-Sale Financial Assets		756.8	–
Investment Securities		–	624.3
		18,030.3	15,525.2
Current Assets			
Property under Development for Sale		351.0	242.8
Inventories		764.6	732.7
Debtors and Payment in Advance	7	1,946.8	1,451.7
Housing Loans to Staff		119.3	127.1
Financial Assets at Fair Value through Profit or Loss		1,721.2	–
Trading Securities		–	812.2
Time Deposits, Cash and Bank Balances		2,276.2	2,202.7
		7,179.1	5,569.2
Current Liabilities			
Trade and Other Payables	8	(1,195.7)	(1,259.4)
Provision for Taxation		(389.9)	(180.8)
Bank Loans and Overdrafts		(5,217.4)	(2,742.4)
		(6,803.0)	(4,182.6)
Net Current Assets		376.1	1,386.6
Total Assets Less Current Liabilities		18,406.4	16,911.8

Non-Current Liabilities [illegible]

– remeasure those financial assets or financial liabilities that should be measured at fair value and those that should be measured at amortised cost and adjust the balance to retained earnings at 1st January 2005;

The effect of these changes on the profit attributable to shareholders, the various balance sheet items and opening shareholders' funds is summarised below:

	HKAS 17 HK$ M	HKAS 32 and 39 HK$ M	HKAS 40 HK$ M	HKFRS 3 HK$ M	HKAS-INT 21 HK$ M	Total 2005 HK$ M
For the six months ended 30th June 2005						
Decrease in Depreciation Expense	15.3	–	–	–	–	15.3
Increase in Other Operating Expenses	–	–	–	(1.9)	–	(1.9)
Increase in Investment Income	–	56.0	–	–	–	56.0
Increase/(Decrease) in Share of Profits less Losses of Associated Companies	–	–	394.6	–	(69.1)	325.5
Increase/(Decrease) in Profit Attributable to Shareholders	15.3	56.0	394.6	(1.9)	(69.1)	394.9
Increase/(Decrease) in Earnings per Share, HK cents	0.3	1.0	7.1	(0.1)	(1.2)	7.1
As at 1st January 2005						
Increase/(Decrease) in Assets						
Fixed Assets	(1,741.8)	–	–	–	–	(1,741.8)
Leasehold Land	403.3	–	–	–	–	403.3
Associated Companies	–	–	–	–	(51.7)	(51.7)
Jointly Controlled Entities	–	–	–	6.0	–	6.0
Available-for-Sale Financial Assets	–	209.6	–	–	–	209.6
Financial Assets at Fair Value through Profit or Loss	–	(1.1)	–	–	–	(1.1)
Property under Development for Sale	(1,400.0)	–	–	–	–	(1,400.0)
Financial Liabilities at Fair Value through Profit or Loss	–	(39.6)	–	–	–	(39.6)
	(2,738.5)	168.7	–	6.0	(51.7)	(2,615.5)
Increase/(Decrease) in Equity						
Properties Revaluation Reserve	(3,013.7)	–	(295.7)	–	–	(3,309.4)
Investment Revaluation Reserve	–	209.6	–	–	–	209.6
Unappropriated Profits	275.2	(40.9)	295.7	6.0	(51.7)	484.3
	(2,738.5)	168.7	–	6.0	(51.7)	(2,615.5)

	HKAS 17 HK$ M	HKAS 40 HK$ M	HKAS-INT 21 HK$ M	Total 2004 HK$ M
For the six months ended 30th June 2004				
Decrease in Depreciation Expense	15.3	–	–	15.3
Increase/(Decrease) in Share of Profits less Losses of Associated Companies	–	248.0	(43.4)	204.6
Increase/(Decrease) in Profit Attributable to Shareholders	15.3	248.0	(43.4)	219.9
Increase/(Decrease) in Earnings per Share, HK cents	0.3	4.4	(0.8)	3.9
As at 1st January 2004				
Increase/(Decrease) in Assets				
Fixed Assets	(1,778.3)	–	–	(1,778.3)
Leasehold Land	409.3	–	–	409.3
Associated Companies	–	–	(8.3)	(8.3)
Property under Development for Sale	(1,400.0)	–	–	(1,400.0)
	(2,769.0)	–	(8.3)	(2,777.3)
Increase/(Decrease) in Equity				
Properties Revaluation Reserve	(3,013.7)	(47.7)	–	(3,061.4)
Unappropriated Profits	244.7	47.7	(8.3)	284.1
	(2,769.0)	–	(8.3)	(2,777.3)

2. **Turnover and Segment Information**

The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong. Turnover comprises the following:

	Six months ended 30th June 2005 HK$ M	2004 HK$ M
Gas Sales before Fuel Cost Adjustment	3,656.5	3,366.7
Fuel Cost Adjustment	509.9	294.2
Gas Sales after Fuel Cost Adjustment	4,166.4	3,660.9
Equipment Sales		

related businesses such as construction and operation of midstream natural gas distribution networks. Both midstream and downstream gas projects will help to strategically consolidate the Group's business in the clean fuel market. Following the successful conclusion of a midstream natural gas project in Anhui Province, the Group joined with Shell Group in 2005 to construct, operate and manage a high pressure natural gas pipeline system in Hangzhou in Zhejiang Province. The Group is also exploring other business opportunities including development of natural gas filling stations for automobiles and regional natural gas air-conditioning systems. Natural gas has the advantage of being not only competitive in terms of price compared to coal, oil and electricity due to temporary shortages of these resources but also the benefit of being environmentally-friendly, creating good prospects for expansion of natural gas markets on the mainland.

The Group's joint ventures are operating smoothly and earning praise from local governments, citizens and the media for their operational safety and quality services. Natural gas conversion by the Group's joint ventures has either been completed or is well under way in many cities along the West-to-East gas pipeline such as in Nanjing, Changzhou, Suzhou Industrial Park, Yixing and Maanshan; and also in Wuhan which offtakes gas from the Sichuan-to-Wuhan gas pipeline. The Group's brand name is extensively recognised on the mainland and has a good reputation amongst regional municipalities, the public and the gas industry.

Capitalising on its rich experience in running city piped gas utility businesses and its professional knowledge in network construction and management, the Group has diversified its strategy to now include water supply and drainage on the mainland to capture synergies between these sectors and its gas joint ventures. So far this year, the Group has successfully concluded water supply joint venture projects in Wujiang in Jiangsu Province and Wuhu in Anhui Province. These undertakings herald the Group's first venture into a public utility business other than its core gas business since its incorporation and represent a further significant milestone in the Group's development.

The mainland government continues to open up its utility markets and is increasingly paying attention to the development and management of the country's water resources, thus creating favourable investment opportunities for the Group to invest in the water sector. The Group will continue to explore water projects in other mainland cities.

The Group's transformation from a local Hong Kong company to a sizeable, nation-wide corporation is advancing smoothly according to a progressive strategy.

ENVIRONMENTALLY-FRIENDLY ENERGY BUSINESSES

The Group's liquefied petroleum gas (LPG) filling station business is run by a wholly-owned subsidiary company, ECO Energy Company Limited (ECO). During the first half of 2005, ECO's business continued to grow, despite rising LPG costs, mainly due to expansion in the number of public light buses using LPG.

ECO's landfill gas project at the North East New Territories (NENT) landfill site is progressing well. Design of a landfill gas treatment facility has already been completed and installation work will commence by the end of 2005. A 19 km pipeline to Tai Po gas production plant, now under construction and due for completion by early 2006, will carry landfill gas from NENT as a fuel to partially replace naphtha in the production process, thereby contributing to the company's commitment to protect the environment.

PROPERTY DEVELOPMENTS

The Group has a 15 per cent interest in the International Finance Centre (IFC). The shopping mall and office towers of IFC are almost fully let. The project's six-star hotel tower and service apartment tower will provide approximately 400 guestrooms and 520 serviced rental suites respectively. The hotel, to be managed by Four Seasons Hotels and Resorts, will commence operation in mid-September 2005.

The Group also has a 50 per cent interest in the Grand Promenade property development project at Sai Wan Ho. This project will provide 2,020 units, with a total floor area of approximately 1.7 million square feet. Pre-sale, which commenced in early August 2004, is progressing well and has received a good response. As at the end of June 2005, the floor area that had been sold and granted occupation permits was approximately 700,000 square feet. Once completed later this year, the whole project is expected to yield substantial returns.

The Ma Tau Kok south plant site is being developed into five residential apartment buildings. This project, which has been named the Grand Waterfront, will provide approximately 1,800 units, with a residential floor area of approximately 1.2 million square feet. Total floor area will exceed 1.35 million square feet, including the commercial area. Construction of the superstructure and interior fitting out are now in progress. The project is due for completion by the end of 2006.

EMPLOYEES AND PRODUCTIVITY

The number of employees engaged in the town gas business was 1,919 as at 30th June 2005. During the first half of 2005, the number of customers increased by approximately 36,000 compared with the same period last year, and overall productivity rose by 5 per cent. Total remuneration for employees involved directly in the town gas business amounted to HK$301 million for the six months ended 30th June 2005 compared to HK$312 million for the corresponding period in 2004. The Group offers our employees rewarding careers based on their capabilities and performance and arranges a variety of training programmes in order to constantly enhance the quality of customer services.

DIVIDEND

Your Directors have declared an interim dividend of HK 12 cents per share payable to shareholders whose names are on the register of shareholders of the Company as at 7th October 2005. To enable our Registrars to complete the necessary work associated with this payment, the register of shareholders will be closed on Thursday, 6th October 2005 and Friday, 7th October 2005, during which period no share transfers will be effected. Dividend warrants will be posted to shareholders on Monday, 24th October 2005.

BUSINESS OUTLOOK FOR 2005

The Company has not increased its basic gas tariff for the past seven years. Nevertheless the Board of Directors will make every effort to maintain its current business performance throughout the year.

LEE Shau Kee
Chairman

Hong Kong, 7th September 2005

Non-Current Liabilities		
Customers' Deposits	(954.8)	(937.0)
Deferred Taxation	(1,015.8)	(985.3)
Other Liabilities	(116.0)	(46.4)
Loans from Minority Interests	(26.1)	(54.2)
	(2,112.7)	(2,022.9)
Net Assets	16,293.7	14,888.9
Capital and Reserves		
Share Capital	1,394.7	1,403.7
Share Premium	3,907.8	3,907.8
Reserves	10,048.8	8,001.0
Proposed Dividend	669.5	1,291.4
Shareholders' Funds	16,020.8	14,603.9
Minority Interests	272.9	285.0
Total Equity	16,293.7	14,888.9

NOTES TO THE INTERIM ACCOUNTS (UNAUDITED)

1. **Principal Accounting Policies**

(a) Basis of Preparation and Accounting Policies

The unaudited condensed consolidated interim accounts which do not constitute statutory accounts, have been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and in compliance with the Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

The accounting policies used in preparation of the condensed consolidated interim accounts are consistent with those adopted in the annual accounts for the year ended 31st December 2004, except that the Group has changed certain of its accounting policies following its adoption of the new/revised Hong Kong Financial Reporting Standards ("HKFRS") which are effective for accounting periods commencing on or after 1st January 2005.

(b) Changes in Accounting Policies

The adoption of the following HKFRSs, which include all HKASs and applicable interpretations ("HKAS-INTs"), that necessitates material changes in accounting policies or presentation of accounts are summarised as follows:

(i) The adoption of HKAS 1 "Presentation of Financial Statements" has affected the presentation of minority interests and share of net after tax results of associated companies and jointly controlled entities.

(ii) The adoption of HKAS 17 "Leases" has resulted in a change in accounting policy relating to leasehold land which was previously carried at cost or valuation less accumulated depreciation and impairment as fixed assets and at the lower of carrying amount and net realisable value as property under development for sale. In accordance with the provisions of HKAS 17, the leasehold land is regarded as operating leases and the lease premium and other costs for acquiring the leasehold land are amortised over the terms of the leases.

(iii) The adoption of HKFRS 3 "Business Combination" and HKAS 36 "Impairment of Assets" has resulted in a change in accounting policy for goodwill. In prior years, goodwill was amortised on a straight-line basis over a period of not exceeding 20 years and assessed for impairment at each balance sheet date. In accordance with HKFRS 3, the Group ceased amortisation of goodwill from 1st January 2005 and eliminated the accumulated amortisation as at 31st December 2004 with a corresponding decrease in the cost of goodwill. Also, goodwill is tested annually for impairment, as well as when there are indications of impairment.

(iv) The adoption of HKAS 40 "Investment Property" has resulted in a change in accounting policy for the Group's share of interest in an investment property through its investment in an associated company. The share of changes in valuation of the investment property was previously dealt with in the properties revaluation reserve. Following the adoption of HKAS 40, the share of changes in valuation of the investment property would be recognised in the profit and loss account.

(v) The adoption of HKAS 32 "Financial Instruments: Disclosure and Presentation" and 39 "Financial Instrument: Recognition and Measurement", has resulted in changes in accounting policies for recognition, measurement, derecognition and disclosure of financial instruments. Until 31st December 2004, investments of the Group were classified into Investment Securities and Trading Securities which were stated at cost less any provision for impairment and fair value, respectively.

In accordance with provisions of HKAS 39, investments are classified into financial assets available-for-sale, financial assets at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the investments are held. Financial assets available-for-sale investments are carried at fair value with any changes in fair value recognised in the investment revaluation reserve. Financial assets at fair value through profit or loss are carried at fair value with any changes in fair value recognised in the profit and loss account. Loans and receivable are carried at amortised cost less any provision for impairment.

(vi) The adoption of HKAS-INT 21 "Income Taxes – Recovery of Revalued Non-depreciable Assets" has resulted in a change in accounting policy for deferred taxation in respect of the Group's share of revaluation surplus of an investment property through its investment in an associated company. In prior years, deferred tax arising from the revaluation of the investment property was calculated on the basis that the recovery of the carrying amount of the property would be through sale. In accordance with the provisions of HKAS-INT 21, the deferred tax arising from the revaluation of the property should be recalculated on the basis that the recovery of the carrying amount of the property would be through use.

All relevant changes in the accounting policies have been made in accordance with the provisions of the respective standards, which require retrospective application to prior year comparatives other than:

HKFRS 3 – prospectively after 1st January 2005

HKAS 39:

- recognise all derivatives at fair value in the balance sheet on 1st January 2005 and adjust the balance to retained earnings;
- redesignate all investments into available-for-sale financial assets, financial assets at fair value through profit or loss and loans and receivables on 1st January 2005;

Maintenance and Services	121.9	117.5
Other Sales	166.1	105.2
	4,837.2	4,266.9

The Group operates, through its subsidiaries companies, jointly controlled entities and associated companies, in Hong Kong and the Chinese mainland. Information about the Group's operations by geographical regions is as follows:

	Six months ended 30th June					
	Hong Kong		Chinese Mainland		Total	
	2005 HK$ M	2004 HK$ M	2005 HK$ M	2004 HK$ M	2005 HK$ M	2004 HK$ M
Turnover	4,361.8	4,039.8	475.4	227.1	4,837.2	4,266.9
Segment Results	2,024.7	2,046.5	80.4	63.3	2,105.1	2,109.8
Unallocated Corporate Expenses					(137.1)	(128.0)
Operating Profit before Returns on Investments					1,968.0	1,981.8
Investment Income					140.3	129.3
Interest Expense					(24.6)	(2.9)
Share of Profits less Losses of Associated Companies	394.6	242.8	13.9	1.7	408.5	244.5
Share of Profits less Losses of Jointly Controlled Entities	978.0	-	42.4	4.6	1,020.4	4.6
Profit before Taxation					3,512.6	2,357.3
Taxation					(379.9)	(360.2)
Profit for the period					3,132.7	1,997.1
Attributable to:						
Shareholders of the Company					3,125.2	1,985.9
Minority Interests					7.5	11.2
					3,132.7	1,997.1

Share of profits of associated companies includes HK$325.5 million (2004: HK$204.6 million), being the Group's share of changes in valuation of investment properties at the International Finance Centre complex.

Share of profits of jointly controlled entities of HK$978.0 million represents the Group's share of profits arising from the sale of a portion of the residential units of Grand Promenade project.

3. **Operating Profit before Returns on Investments**

	Six months ended 30th June 2005 HK$ M	2004 HK$ M
Turnover	4,837.2	4,266.9
Less Expenses:		
Stores and Materials Used	(1,879.4)	(1,425.4)
Manpower Costs	(362.0)	(354.3)
Depreciation	(237.4)	(206.8)
Other Operating Items	(390.4)	(298.6)
Operating Profit before Returns on Investments	1,968.0	1,981.8

4. **Taxation**

	Six months ended 30th June 2005 HK$ M	2004 HK$ M
Current Taxation – Provision for Hong Kong Profits Tax at the rate of 17.5% (2004:17.5%) on the estimated assessable profit for the period	349.4	353.5
Current Taxation – Over provision in prior years	-	(26.6)
Deferred Taxation relating to the origination and reversal of temporary differences	30.5	33.3
	379.9	360.2

5. **Dividends**

	Six months ended 30th June 2005 HK$ M	2004 HK$ M
2004 Final, paid, of HK 23 cents per share (2003 Final: HK 23 cents per share)	1,284.3	1,298.0
2005 Interim, proposed, of HK 12 cents per share (2004 Interim: HK 12 cents per share)	669.5	677.2
	1,953.8	1,975.2

6. **Earnings per Share**

The calculation of earnings per share is based on the profit attributable to shareholders of HK$3,125.2 million (2004: HK$1,985.9 million) and the weighted average of 5,587,299,488 shares in issue (2004: 5,643,651,988 shares after adjusting for the shares repurchased) during the period.

No diluted earnings per share for the six months ended 30th June 2005 is presented because there were no diluted potential ordinary shares outstanding during the period.

7. **Debtors and Payment in Advance**

	At 30th June 2005 HK$ M	At 31st December 2004 HK$ M
Trade Debtors *(Note)*	1,288.6	1,153.4
Other Debtors and Receivables	572.1	256.3
Payment in Advance	86.1	42.0
	1,946.8	1,451.7